CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2010

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

		September 30	December 31
	Note	2010	2009
		$ '000	$ '000
Assets

Current assets
Cash and cash equivalents		$23,089	$89,464
Amounts receivable	5	10,446	5,053
Inventory	6	24,640	26,312
Other assets		1,927	6,033
		60,102	126,862
Property, plant and equipment	7	418,430	191,474
Reclamation deposits		4,632	4,590
Restricted cash	8	11,950	2,439
Mineral property interests	9	246,798	222,919
Total Assets		$741,912	$548,284

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	10	$77,996	$29,206
Current portion of long term borrowings	11	9,239	43,768
Current portion of other liabilities	13	117	–
		87,352	72,974

Long term borrowings	11	203,383	86,948
Future income taxes	12	18,939	10,659
Other liabilities	13	9,653	–
Site reclamation obligations		4,110	3,990
		236,085	101,597
Shareholders' equity
Share capital	14(a)	627,766	567,596
Warrants		11,328	13,104
Contributed surplus		87,464	83,267
Deficit		(301,346)	(265,713)
Accumulated other comprehensive loss		(6,737)	(24,541)
		418,475	373,713

Total Liabilities and Shareholders' Equity		$741,912	$548,284

Segment disclosure	15
Subsequent events	16

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

		Three months ended		Nine months ended
			September 30		September 30
	Note	2010	2009	2010	2009
		$ '000	$ '000	$ '000	$ '000

Revenue		$12,230	$–	$56,992	$33,738
(Expenses) income
Production cost		(15,540)	–	(46,033)	(19,391)
Depletion charge		(1,455)	–	(5,549)	(3,179)
Exploration expenses (see schedule)		(3,161)	(3,532)	(8,076)	(11,899)
Pre-development expenses (see schedule)		(3,653)	(8,443)	(10,338)	(22,139)
Corporate and administrative cost		(2,151)	(2,115)	(5,521)	(6,312)
Corporate social responsibility		–	–	–	(1,111)
Environmental impact study		(763)	(191)	(2,002)	(551)
Foreign exchange gain (loss)		921	1,449	(450)	1,810
Salaries and compensation
Salaries and wages		(2,146)	(2,034)	(5,333)	(4,952)
Stock-based compensation	14(b)	(1,123)	(437)	(3,831)	(7,338)
Loss before the undernoted and income taxes		(16,841)	(15,303)	(30,141)	(41,324)
Interest expense		(15)	(28)	(53)	(146)
Interest income		327	541	1,378	2,475
Net realized profit on available-for-sale financial instruments		–	–	489	–
Net realized loss on held-for-trading financial instruments		–	–	(67)	–
Net unrealized profit (loss) on held-for-trading financial instruments		77	(2,224)	43	(2,062)
Net unrealized loss on held-for-trading financial instruments recognized	13(b)	(3,606)	–	(3,606)	–
Net unrealized market-to-market adjustments on held-for-trading financial instruments	13(b)	(3,699)	–	(3,699)	–
Loss before income taxes		(23,757)	(17,014)	(35,656)	(41,057)
Taxes		36	(381)	23	(749)
Future income tax recovery		–	1,013	–	1,725
Loss for the period		$(23,721)	$(16,382)	$(35,633)	$(40,081)

Other comprehensive income (loss)
Unrealized gain on available-for-sale financial instruments		–	633	603	1,362
Realized gain on available-for-sale financial instruments upon disposal		–	–	(1,530)	–
Unrealized gain (loss) on foreign exchange translation of self-sustaining foreign operations		21,277	(5,966)	18,731	5,225
Other comprehensive income (loss)		$21,277	$(5,333)	$17,804	$6,587

Total comprehensive loss for the period		$(2,444)	$(21,715)	$(17,829)	$(33,494)

Basic and diluted loss per share		$(0.07)	$(0.05)	$(0.10)	$(0.13)

Weighted average number of common shares outstanding (thousands)		351,739	333,531	343,135	302,052

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

		Nine months ended		Nine months ended
	Note	September 30, 2010		September 30, 2009
			$'000		$ '000

		Number of		Number of
Common shares		shares		shares
		(thousands)		(thousands)
Balance at beginning of the period		334,158	$567,596	215,167	$428,657
Equity line: shares issued for cash, net of share issue costs		-	-	2,847	3,911
Public offering: shares issued for cash, net of share issue costs		-	-	115,000	132,700
Share purchase options exercised	14(b)	2,058	4,462	654	1,314
Share purchase warrants exercised	14(c)	19,237	32,555	-	-
Shares issued for early settlement of Senior Secured Notes	14(d)	2,234	3,910	-	-
Shares issued on settlement of Rusaf contingent payment requirement	14(e)	10,574	19,243	-	-
Shares issued for mineral properties		-	-	20	35
Balance at end of the period		368,261	$627,766	333,688	$566,617

		Number of		Number of
Share purchase warrants		warrants		warrants
		(thousands)		(thousands)
Balance at beginning of the period		86,178	$13,104	49,180	$24,006
Warrants issued pursuant to Senior Secured Notes		-	-	8,248	-
Warrants issued pursuant to public offering, net of share issue costs		-	-	57,500	5,308
Exercised, credited to share capital	14(c)	(19,237)	(1,776)	-	-
Expired		-	-	(28,750)	(16,210)
Balance at end of the period		66,941	$11,328	86,178	$13,104

Contributed surplus
Balance at beginning of the period			$83,266		$21,600
Stock-based compensation	14(b)		5,696		10,477
Share purchase options exercised, credited to share capital			(1,498)		(464)
Fair value of share purchase warrants expired			-		16,210
Balance at end of the period			$87,464		$47,823

Deficit
Balance at beginning of the period			$(265,713)		$(217,267)
Net loss for the period			(35,633)		(40,081)
Balance at end of the period			$(301,346)		$(257,348)

Accumulated other comprehensive (loss) income
Balance at beginning of the period			$(24,541)		$213
Unrealized gain on available-for-sale financial instruments			603		1,362
Realized gain on available-for-sale financial instruments upon disposal			(1,530)		-
Accumulated unrealized gain on foreign exchange translation of self-sustaining foreign operations			18,731		5,225
Balance at end of the period			$(6,737)		$6,800

Total accumulated comprehensive loss and deficit at the end of the period			(308,083)		(250,548)

TOTAL SHAREHOLDERS' EQUITY			$418,475		$376,996

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
	$ '000	$ '000	$ '000	$ '000
Operating activities
Loss for the period	$(23,721)	$(16,382)	$(35,633)	$(40,081)
Items not involving cash
Production non-cash charges	744	101	2,356	689
Pre-development non-cash charges	265	1,348	788	2,137
Exploration non-cash charges	87	79	223	239
Depreciation	57	146	158	220
Future income tax recovery	–	(1,013)	–	(1,725)
Net realized profit on available-for-sale financial instruments	–	–	(489)	–
Net realized loss on held-for-trading financial instruments	–	–	67	–
Unrealized (gain) loss on held-for-trading financial instruments	(77)	2,224	(43)	2,062
Unrealized loss on held-for-trading financial instruments recognized	3,606	–	3,606	–
Unrealized mark-to-market adjustments on held-for-trading financial instruments	3,699	–	3,699	–
Mineral properties written off	–	–	–	154
Non-cash stock-based compensation expense	1,123	438	3,831	7,338
Unrealized foreign exchange gain	(936)	(3,199)	(1,489)	(1,927)
Depletion	1,455	–	5,549	3,179
Interest expense accrual	138	141	302	375
Interest income accrual	(173)	–	(318)	(56)
Changes in non-cash operating working capital
Amounts receivable	11,148	4,308	(3,037)	2,640
Prepaid expenses	(489)	(170)	(1,070)	(167)
Inventory	589	(5,828)	2,571	(3,882)
Accounts payable and accrued liabilities	3,105	(1,523)	7,574	(932)
Cash generated from (used in) operating activities	620	(19,330)	(11,355)	(29,737)

Investing activities
Mineral property acquisition costs	–	(61)	(51)	(61)
Net proceeds on sale of financial instruments	–	–	3,527	–
Proceeds on sale of assets	–	62	–	62
Additions to property, plant and equipment	(69,978)	(31,612)	(145,988)	(87,782)
Additions to restricted cash	–	–	(5,882)	–
Reclamation deposits	(150)	43	(52)	(1,554)
Cash used in investing activities	(70,128)	(31,568)	(148,446)	(89,335)

Financing activities
Common shares and warrants issued for cash, net of issue costs	30,023	334	31,377	142,770
Net proceeds received from long-term borrowings	24,553	–	72,401	–
Repayment of long term borrowings	(621)	(382)	(1,283)	(781)
Payment of interest on convertible debentures	–	–	(5,453)	–
Early settlement of 6,925 senior secured notes	–	–	(4,569)	–
Advances from (to) related parties	–	8	–	(230)
Cash generated from (used in) financing activities	53,955	(40)	92,473	141,759

(Decrease) increase in cash and cash equivalents	(15,553)	(50,938)	(67,328)	22,687
Cash and cash equivalents, beginning of period	39,556	110,176	89,464	33,549
Foreign exchange movement on cash and cash equivalents	(914)	(3,300)	953	(298)
Cash and cash equivalents, end of period	$23,089	$55,938	$23,089	$55,938

Supplementary Information
Interest received	$154	$541	$1,060	$2,419
Interest paid	$(5,706)	$(28)	$(5,755)	$(146)
Income taxes recovered (paid)	$36	$(381)	$23	$(749)
Non-cash financing and investing activities
Fair value of stock options and warrants transferred to share capital on options and warrants exercised from contributed surplus	$2,838	$–	$3,274	$–
Fair value of warrants issued with public offering	$–	$–	$–	$5,750
Shares issued for mineral properties	$–	$–	$–	$35
Shares issued on settlement of Rusaf contingent payment requirement (note 14(d))	$–	$–	$19,243	$–
Shares issued for early settlement of Senior Secured Notes (note 11(a))	$–	$–	$3,910	$–
Accrued interest capitalized to property, plant and equipment	$14,853	$4,665	$24,360	$12,860
Changes in accounts payable and accrued liabilities included in property, plant and equipment	$30,751	$1,507	$38,887	$(104)
Share based compensation capitalized	$465	$296	$999	$1,175

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). They do not include all the financial statement disclosures required for annual financial statements under GAAP. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements which are available through the internet on SEDAR at www.sedar.com.

Operating results for the three and nine month periods ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2010. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described in note 3.

3.	Adoption of new accounting policies and new accounting developments

Effective January 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement of prior period financial statements.

CICA 1506 – Accounting changes

This Section shall be applied in accounting for changes in accounting policies, changes in accounting estimates and corrections of prior period errors. CICA 1506 is amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements for years beginning on/after July 1, 2009. The adoption of this Section had no impact on the Company’s consolidated financial results.

International Financial Reporting Standards

Canadian public companies will be required to prepare financial statements in accordance with International Financial Reporting Standards (”IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and will provide comparative data on an IFRS basis as required.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	Financial instruments

Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available for sale”, or “held for trading” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held to maturity” during the period.

The carrying amounts, fair values and levels per the fair value hierarchy of financial assets are as follows:

		September 30, 2010		December 31, 2009
		Estimated	Carrying	Estimated	Carrying
		fair value	value	fair value	value
	Designation	$‘000	$‘000	$‘000	$‘000
Cash and cash equivalents	Held-for-trading	$23,089	$23,089	$89,464	$89,464
Amounts receivable	Loans & receivables	10,446	10,446	5,053	5,053
Held-for-trading financial instruments	Held-for-trading	-	-	208	208
Reclamation deposits	Held-for-trading	4,632	4,632	4,590	4,590
Available-for-sale financial instruments	Available-for-sale	-	-	4,961	4,961
Restricted cash	Held-for-trading	11,950	11,950	2,439	2,439
Total financial assets		$50,117	$50,117	$106,715	$106,715

Fair value hierarchy
level
Cash and cash equivalents	2
Loans and receivables	2
Held-for-trading financial instruments	1
Available-for-sale financial instruments	1

Movements in available-for-sale and held-for-trading financial assets were as follows:

	Available-for-sale	Held-for-trading	Total
	$‘000	$‘000	$‘000
Balance, December 31, 2009	$4,961	$96,701	$101,662
Cash movements during the period	-	(56,899)	(56,899)
Disposal	(5,564)	(174)	(5,738)
Movements in fair value	603	43	646
Balance, September 30, 2010	$-	$39,671	$39,671

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	Financial instruments (continued)

Financial Assets (continued)

The exposure of the Company’s financial assets to currency risk as of September 30, 2010 is as follows:

	US$	ZAR	CAD	Total
	$‘000	$’000	$‘000	$’000
Cash and cash equivalents	$(415)	$8,226	$15,278	$23,089
Amounts receivable	2,570	5,527	2,349	10,446
Reclamation deposits	3,114	1,518	-	4,632
Restricted cash	-	11,950	-	11,950
Total financial assets	$5,269	$27,221	$17,627	$50,117

The exposure of the Company’s financial assets to interest rate risk as at September 30, 2010 is limited to its investment in cash and cash equivalents of $23.1 million as well as reclamation deposits and restricted cash which are invested at floating rates.

Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	September 30, 2010		December 31, 2009
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
	$‘000	$‘000	$‘000	$‘000
Accounts payable and accrued liabilities	$77,996	$77,996	$29,206	$29,206
Other liabilities	9,770	9,770	-	-
Borrowings	210,618	212,622	131,496	130,716
Total financial liabilities	$298,384	$300,388	$160,702	$159,922

Other liabilities consist of the initial fair value of the guarantee in favour of Investec Bank Ltd (“Investec”) and the fair value of the zero cost collar hedging program (refer note 13(a) and (b)). The fair value of the guarantee is determined by reference to the Company’s exposure to potential future losses under the guarantee. The probability of future losses under the guarantee agreement, and therefore the fair value of the guarantee, is dependent on the estimated fair value of the security granted by Tranter Burnstone (Pty) Ltd on grant date of the guarantee. Future assessments are not required unless a change to the contractual relationship results in a change in fair value.

Derivatives

A Zero Cost Collar (“ZCC”) hedge program for 105,000 gold ounces was executed in August 2010 as a condition precedent to executing the increase in the Term Facility agreement with Credit Suisse. Refer to note 13(b) for the terms of the hedge structure.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	Financial instruments (continued)

Financial Liabilities (continued)

Derivatives (continued)

The fair value of the derivative instrument as of September 30, 2010 was as follows:

		Asset	Liability	Net
		Derivatives	derivatives	derivatives
		Estimated	Estimated	Estimated
Derivatives not designated	Balance sheet	fair value	fair value	fair value
as hedging instruments	classification	$‘000	$‘000	$‘000
Commodity contracts	Other liabilities	$2,990	($ 10,230)	($ 7,240)

The exposure of the Company’s financial liabilities to currency risk as of September 30, 2010 is as follows:

	US$	ZAR		CAD	Total
	$‘000	$‘000	$	$ ‘000	$‘000
Accounts payable and accrued liabilities	$17,355	$60,205		$436	$77,996
Other liabilities	7,240	2,530		-	9,770
Borrowings	117,420	2,544		92,658	212,622
Total financial liabilities	$142,015	$65,279		$93,094	$300,388

The exposure of the Company’s floating rate interest-bearing financial liabilities as at September 30, 2010 is as follows:

	Less than 1		More than 5
	year	2 – 5 years	years
Term facility agreement	$3.1 million	$68.7 million	$-

The interest rate is linked to the USD London interbank offered rate (“USD LIBOR”) at a premium of 4% above USD LIBOR and is fixed on a quarterly basis.

The Company’s other borrowings have fixed interest rates and are therefore not exposed to fluctuation in interest rates (refer note 11). The remainder of the Company’s financial liabilities is not exposed to interest rate risk as it is of a non-interest bearing nature.

5.	Amounts receivable

	September 30	December 31
	2010	2009
	$‘000	$‘000
GST/VAT receivable	$3,314	$3,388
Trade receivable	3,667	385
Other receivables	3,465	1,280
	$10,446	$5,053

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

6.	Inventory

	September 30	December 31
	2010	2009
	$‘000	$‘000
Stores and materials	$2,155	$735
Unprocessed ore	3,777	19,481
Precious metals in process	18,708	6,096
	$24,640	$26,312

Production costs recognized in the Statement of Operations and Comprehensive Loss consist of direct and indirect mining costs, other overhead costs and depreciation of mining equipment. During the three and nine months ended September 30, 2010, stores and materials, unprocessed ore and precious metal in process of $15.5 million and $50.1 million respectively have been included under production cost and depletion of mineral properties.

7.	Property, plant and equipment

September 30, 2010

		Accumulated	Net book
	Cost	amortization	value
	$‘000	$‘000	$‘000
Land and buildings	$6,094	$216	$5,878
Mine infrastructure	25,738	1,291	24,447
Mine development and plant under construction	345,994	-	345,994
Site equipment	49,382	14,008	35,374
Leased assets	5,510	892	4,618
Vehicles	1,834	1,173	661
Computers	1,916	769	1,147
Office furniture and fixtures	757	446	311
	$437,225	$18,795	$418,430

December 31, 2009

		Accumulated	Net book
	Cost	amortization	value
	$‘000	$‘000	$‘000
Land and buildings	$5,935	$172	$5,763
Mine infrastructure	16,657	192	16,465
Mine development and plant under construction	139,792	-	139,792
Site equipment	33,912	8,607	25,305
Leased assets	2,545	392	2,153
Vehicles	1,812	894	918
Computers	1,352	712	640
Office furniture and fixtures	938	500	438
	$202,943	$11,469	$191,474

As at September 30, 2010, $346 million (December 31, 2009, $139.8 million), comprised of capitalized Burnstone mine development cost and plant and equipment under construction, is not being amortized.

Leased assets are pledged as security for the related finance leases (refer note 11)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

8.	Restricted cash

	September 30	December 31
	2010	2009
	$‘000	$‘000
Security call deposit	$11,950	$2,439

Restricted cash represents cash on a security call deposit with Investec Bank (“Investec”) and will be utilized for the payment to be made under the guarantee provided by the Company (refer note 13(a)) and note 16(b)).

9.	Mineral property interests

	September 30	December 31
	2010	2009
	$‘000	$‘000
Hollister Property	$68,209	$75,918
Burnstone Property	111,164	107,158
Rusaf Property	64,066	36,467
Esmeralda Property	3,150	3,218
Other properties	209	158
	$246,798	$222,919

The continuity of mineral properties is as follows:

September 30
2010
$‘000
Balance, December 31, 2009	$222,919
Shares issued for settlement of Rusaf contingent payment requirement	27,599
Depletion charge	(6,162)
Foreign exchange	2,391
Annual cash payment for Tsetsera Property	51
Balance, September 30, 2010	$246,798

10.	Accounts payable and accrued liabilities

	September 30	December 31
	2010	2009
	$‘000	$‘000
Trade payables	$19,645	$7,316
Accrued liabilities	54,880	19,268
Leave liability	1,489	812
Bonus provision	1,982	1,810
	$77,996	$29,206

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

11.	Long term borrowings

Non-current portion of long term borrowings

	September 30	December 31
	2010	2009
	$‘000	$‘000
Senior secured notes (note 11(a))	$41,913	$-
Term facility agreement (note 11(b))	68,746	-
Finance lease liabilities	66	644
Convertible debentures	92,658	86,304
	$203,383	$86,948

Current portion of long term borrowings

	September 30	December 31
	2010	2009
	$‘000	$‘000
Senior secured notes (note 11(a))	$2,880	$43,044
Finance lease liabilities	3,288	724
Term facility agreement (note 11(b))	3,071	-
	$9,239	$43,768

(a) Senior secured notes

The continuity of the senior secured notes is as follows:

September 30
2010
$’000
Balance, December 31, 2009	$43,044
Amortized interest expense	11,354
Early settlement of 6,925 notes	(8,479)
Foreign exchange	(1,126)
Balance, September 30, 2010	$44,793

The Company successfully negotiated the cancellation of the put option on 29,500 Senior Secured Notes (the “Notes”) issued in December 2008. The put option on a further 12,000 notes was also cancelled in October 2010 (refer note 16(a)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

11.	Long term borrowings (continued)

(b) Term facility agreement

The continuity of the term facility agreement is as follows:

September 30
2010
$’000
Balance, December 31, 2009	$-
Principal amount	50,224
Additional amount advanced	25,718
Accrued interest	908
Facility arrangement fees	(3,541)
Amortized facility arrangement fees	291
Foreign exchange	(1,783)
Balance, September 30, 2010	$71,817

In May 2010, the Company closed a $50 million (US$47 million) export finance facility agreement (“the facility”) with Credit Suisse Ag and subsequently increased the facility with $25.7 million (US$25 million) on August 18, 2010.

The facility has a maximum term of 4 years from date of first draw down, will be repaid in 13 quarterly consecutive installments, commencing on May 26, 2011, 12 months after draw down, and bears interest at a margin of 4% over the USD LIBOR rate. The USD LIBOR rate will be fixed on a quarterly basis, two days before the forthcoming interest due date.

The Company has the option to retire the loan 12 months after draw down at no additional cost. The Burnstone project and certain subsidiary guarantees serve as security for the facility which has been drawn down in its entirety at September 30, 2010.

12.	Future income taxes

The Company’s future income tax liability mainly reflects the temporary differences related to the accounting and tax values of the Group’s mineral properties. As of September 30, 2010, the increase in the balance reflects the temporary difference between the accounting and tax values of the additional considerations capitalized for the Rusaf mineral properties.

13.	Other liabilities

Non-current portion of other liabilities

	September 30	December 31
	2010	2009
	$‘000	$‘000
Financial guarantee (note 13(a))	$2,530	$-
Zero cost collar program (note 13(b))	7,123	-
	$9,653	$-

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

13.	Other liabilities (continued)

Current portion of other liabilities

	September 30	December 31
	2010	2009
	$‘000	$‘000

Zero cost collar program (note 13(b))	$117	$-

(a) Financial guarantee

In connection with a series of transactions entered into during 2007 with Tranter Burnstone (Pty) Ltd (“Tranter Burnstone”) (a black empowerment enterprise) and other parties, Tranter Burnstone became the owner of 19,938,650 shares of the Company.

The Company, through its wholly owned subsidiary Southgold Exploration (Pty) Ltd (“Southgold”), provided a guarantee to lend up to $21 million (ZAR 140 million) to Tranter Burnstone to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter Burnstone to Investec. Any advances to Tranter Burnstone under this guarantee are due to be repaid in installments from 2014 to 2017, with interest at South African prime interest rate plus 2%.

Security for any advances made pursuant to this guarantee includes a second charge against any shares of the Company held by Tranter Burnstone.

Southgold was also required to set aside $12 million (ZAR 80 million) to be utilized for any advances required to be made to Tranter Burnstone under the guarantee. This amount has been recorded as restricted cash in non-current assets (refer note 8).

The Company has estimated the initial value of the guarantee to be $2.5 million and has recorded this in other liabilities.

Refer to note 16(b) for a loan advanced to Tranter Burnstone under the guarantee agreement.

(b) Zero cost collar program

September 30
2010
$’000
Balance, December 31, 2009	$-
Fair value upon inception	3,606
Mark-to-market adjustments	3,699
Foreign exchange	(65)
Balance, September 30, 2010	$7,240

In connection with the Term Facility Agreement (“the agreement”) (refer note 11(b)), the Company executed a zero cost collar hedging program (“the hedge program”) for 105,000 gold ounces over the first three years of production from the Company’s Burnstone project.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

13.	Other liabilities (continued)

(b) Zero cost collar program (continued)

Commencing January 1, 2011, the Company will be required to deliver 1,250 gold ounces per month over a twelve month period. The remaining 90,000 gold ounces will be delivered in 24 equal monthly deliveries of 3,750 gold ounces, starting January 1, 2012. The program includes put options priced at US$850 and call options priced at US$1,705 per Au eqv oz.

The fair value on inception and subsequent mark-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	August 13	September 30
	2010	2010
Gold price (per ounce)	US$1,216	US$1,309
Risk free interest rate	0.58% - 1.04%	0.27% - 0.84%
Expected life	5 - 40 months	4 - 40 months
Gold price volatility	21.9% - 27.8%	18.7% - 28.9%

14.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price	(thousands)	(years)
Balance, December 31, 2009	$1.64	16,935	2.52
Granted	$1.76	7,220
Cancelled	$1.65	(150)
Exercised	$1.44	(2,058)
Expired	$2.68	(17)
Forfeited	$1.86	(1,526)
Balance, September 30, 2010	$1.68	20,404	2.26

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

14.	Share capital (continued)

(b) Share option plan (continued)

Options outstanding at September 30, 2010 are as follows:

		Number of options	Number of options
		outstanding	exercisable
Expiry date	Exercise price	(thousands)	(thousands)

November 9, 2010	$3.12	80	80
December 31, 2010	$1.14	400	400
February 4, 2011	$3.00	160	160
February 18, 2011	$2.95	50	50
March 18, 2011	$3.57	90	90
April 30, 2011	$2.45	450	450
May 21, 2011	$3.47	150	150
August 18, 2011	$2.78	320	320
October 30, 2011	$1.50	512	290
December 11, 2011	$1.25	3,056	1,769
February 11, 2012	$1.75	2,964	1,932
April 18, 2012	$2.68	90	90
July 15, 2012	$1.49	600	400
October 9, 2012	$1.65	340	113
February 10, 2013	$1.78	915	282
March 26, 2013	$1.74	3,167	1,023
April 10, 2013	$3.60	110	110
August 3, 2013	$1.81	1,200	-
December 11, 2013	$1.25	255	170
January 14, 2014	$1.35	825	550
February 11, 2014	$1.75	690	460
April 12, 2014	$1.49	2,380	1,587
July 15, 2014	$1.49	100	67
March 26, 2015	$1.74	1,500	500
Total		20,404	11,043
Average option price		$1.68	$1.72

Out of plan options to acquire 842,218 shares at exercise prices ranging between $0.25 and $0.60 and expiry dates of December 31, 2010 and June 2, 2012 respectively, remain outstanding in connection with the acquisition of Rusaf.

The exercise prices of all share purchase options granted were at or above the market price at the grant date.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

14.	Share capital (continued)

(b) Share option plan (continued)

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the three and nine months ended September 30, 2010 and 2009, which have been included in the consolidated statements of operations, is as follows:

	Three months ended September 30
	2010	2009
	$‘000	$‘000
Total compensation cost recognized, credited to contributed surplus	$1,834	$1,933
Allocated to Hollister pre-development expenses	(76)	(848)
Compensation cost allocated to Hollister production cost	(164)	(220)
Compensation cost capitalized on Burnstone mine development	(465)	(296)
Compensation cost allocated to bonus provision	(6)	(132)
Stock based compensation expense	$1,123	$437

	Nine months ended September 30
	2010	2009
	$ ‘000	$‘000
Total compensation cost recognized, credited to contributed surplus	$5,696	$10,477
Allocated to Hollister pre-development expenses	(248)	(848)
Compensation cost allocated to Hollister production cost	(529)	(220)
Compensation cost capitalized on Burnstone mine development	(999)	(1,175)
Compensation cost allocated to bonus provision	(89)	(896)
Stock based compensation expense	$3,831	$7,338

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Risk free interest rate	2%	2.7%	2.6%	2.8%
Expected life	3 years	3 years	3.4 years	3.6 years
Expected volatility	87%	86%	85%	79%
Expected dividends	Nil	Nil	Nil	Nil

(c) Share purchase warrants exercised, August and September, 2010

Pursuant to the March 2009 Public Offering, the Company issued 57.5 million share purchase warrants. Each warrant entitles the holder thereof to purchase one common share at a price of $1.60 until expiry on October 15, 2010. An independent valuation specialist estimated the fair value of each warrant at $0.10 per warrant on date of issuance.

Warrant holders exercised 19,237,017 warrants during August and September 2010, for cash proceeds of $30.8 million. Gross proceeds of $32.6 million were credited to share capital, consisting of cash proceeds received and the exercised warrants’ fair value of $1.8 million.

Refer note 16(c) for status of the remaining warrants.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

14.	Share capital (continued)

(d) Share issuance, May 26, 2010

Pursuant to restructuring of the Senior Secured Notes, the Company issued 2,234,168 shares to partially satisfy the early settlement amount of $ 8.5 million (refer note 11(a)).

For such purposes, the parties agreed to a fixed currency conversion rate of US$1.00 = $1.0129. On May 26, 2010, the Company accordingly issued 2,234,168 common shares valued at the calculated price of $1.75 per share and the partial settlement of $3.9 million (US$3.86 million) was recorded against the liability.

(e) Share issuance, January 27, 2010 and June 11, 2010

Pursuant to the acquisition of Rusaf, the Company issued a total of 10,573,773 shares in the six months ending June 30, 2010. The shares have been valued at their quoted price on the respective days of issuance for a total value of $19.2 million (refer note 9).

15.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets

	September 30	December 31
	2010	2009
	$ ‘000	$ ‘000
Canada
Assets other than mineral property interests	$19,954	$76,836
Tanzania
Assets other than mineral property interests	564	729
Mineral property interests	64,066	36,467
United States
Assets other than mineral property interests	27,457	28,344
Mine development and equipment	40,904	37,660
Mineral property interests	71,360	79,136
South Africa
Assets other than mineral property interests	28,996	28,476
Mine development and equipment	377,238	153,320
Mineral property interests	111,373	107,316
	$741,912	$548,284

Revenue

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
	$‘000	$‘000	$‘000	$‘000
United States
Ore sales	$12,230	$-	$56,992	$33,738

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

15.	Segment disclosure (continued)

During the three and nine months ended September 30, 2010 the Company generated net revenue from its Hollister operation.

Refined gold and silver were sold to Red Kite Explorer Trust under the terms of an off-take agreement, whilst unprocessed ore was sold under the terms of an ore purchase agreement to Newmont Mining Corporation and Queenstake Resources (2009: Various toll milling and ore purchase agreements to Newmont Mining Corporation and Echo Bay Minerals Company (“Kinross”)).

16.	Subsequent events

(a) Restructure Senior Secured Notes

During October 2010, the Company successfully negotiated the cancellation of the put option on 12,000 Senior Secured Notes (the “Notes”). The cancellation of the put option removes the potential repayment of the 12,000 Notes by December 2010 and provides the Company with the flexibility to settle the Notes any time on or before December 12, 2011 (refer note 11(a)).

(b) Advancement of loan to Tranter Burnstone (Pty) Ltd

The Company advanced a loan of $13 million (ZAR88 million) under the guarantee agreement (refer note 13(a)) to Tranter Burnstone on October 1, 2010 to enable Tranter Burnstone to meet its obligations under their loan agreement with Investec. The balance of the restricted cash as disclosed under note 8 was used to partially fulfill this obligation.

(c) Warrants exercised

An additional 38.2 million of the 2009 Public Offering warrants were exercised up to October 15, 2010 with the equivalent number of ordinary shares issued. The remaining 72,144 warrants expired unexercised.

(d) Warrants expired

In terms of the October 2007 BEE transaction, the Company issued a total of 1.7 million warrants at an exercise price of ZAR20.78. These warrants expired unexercised on October 1, 2010.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

	Nine months ended	Year ended
Mineral Property Interests	September 30	December 31
	2010	2009
	$ '000	$ '000
Burnstone - Pre-development
Cumulative pre-development expenditures, beginning of period	$39,174	$39,174
Cumulative pre-development expenditures, end of period	39,174	39,174

Hollister - Pre-development
Depreciation	540	1,732
Property evaluation	–	439
Underground access and infrastructure development	8,560	20,152
Operational costs	990	2,487
Pre-development expenses before the following	10,090	24,810
Office and administration	248	1,059
Pre-development expenses incurred during the period	10,338	25,869
Cumulative pre-development expenditures, beginning of period	82,723	56,854
Cumulative pre-development expenditures, end of period	93,061	82,723

Total pre-development expenses before the following	10,090	24,810
Office and administration	248	1,059
Total pre-development expenses incurred during the period	10,338	25,869
Cumulative pre-development expenditures, beginning of period	121,897	96,028
Cumulative pre-development expenditures, end of period	$132,235	$121,897

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

	Nine months ended	Year ended
Mineral Property Interests	September 30	December 31
	2010	2009
	$ '000	$ '000
Burnstone - Exploration
Assays and analysis	$–	$28
Drilling	17	202
Equipment rental	–	3
Geological	64	64
Graphics	–	1
Property fees and exploration option payments	12	–
Site activities	252	269
Exploration expenses incurred during the period	345	567
Cumulative exploration expenditures, beginning of period	31,610	31,043
Cumulative exploration expenditures, end of period	31,955	31,610
Hollister - Exploration
Assays and analysis	129	209
Drilling	2,984	6,886
Engineering	–	712
Environmental, socio-economic and land	69	1,690
Freight	47	190
General office and administration	1,324	853
Geological	148	150
Property fees and exploration option payments	108	73
Site activities	1,609	2,955
Exploration expenses incurred during the period	6,419	13,718
Cumulative exploration expenditures, beginning of period	58,913	45,195
Cumulative exploration expenditures, end of period	65,332	58,913
Rusaf Gold - Exploration
Assays and analysis	28	331
Depreciation	223	299
Drilling	–	11
Engineering	5	32
Freight	10	86
Geological	72	203
Property fees and exploration option payments	383	445
Site activities	590	715
Exploration expenses incurred during the period	1,311	2,122
Cumulative exploration expenditures, beginning of period	9,661	7,539
Cumulative exploration expenditures, end of period	10,972	9,661
Other - Exploration
Depreciation	–	14
Equipment rental	–	50
Freight	–	3
Geological	–	89
Property fees and exploration option payments	–	2
Site activities and closure	1	27
Exploration expenses incurred during the period	1	185
Cumulative exploration expenditures, beginning of period	4,354	4,169
Cumulative exploration expenditures, end of period	4,355	4,354

Total exploration expenses incurred during the period	8,076	16,592
Cumulative exploration expenditures, beginning of period	104,538	87,946
Cumulative exploration expenditures, end of period	$112,614	$104,538